Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Fluor Corporation Employees’ Savings Investment Plan of Fluor Corporation of our reports (a) dated February 25, 2010, with respect to the consolidated financial statements of Fluor Corporation, and the effectiveness of internal control over financial reporting of Fluor Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2009, and (b) dated June 25, 2010, with respect to the financial statements and schedules of the Fluor Corporation Employees’ Savings Investment Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2009, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

July 30, 2010